BEEKMAN SECURITIES, INC.
177 WEST PUTNAM
GREENWICH, CONNECTICUT 06831
917.328.9568

February 28, 2023

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Exemption Report for SEC Rule 15c3-3 for Fiscal Year 2022

Dear Sir/Madame

Beekman Securities, Inc., (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(l) and (4). To the best of its knowledge and belief the Company asserts the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240,15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities to the private placement of securities in non-underwritten unregistered offerings and sale of interests in hedge funds. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by SEC Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Robert Solomon, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Managing Director
February 28, 2023